UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LINE CORPORATION

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

53567X101(1)

(CUSIP Number)

NAVER Corporation

6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea

Phone Number: +82-1588-3830

Attention: Mr. Jemin Ryoo

With a copy to:

Sang Jin Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

19F Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea

Phone Number: +82-2-6353-8030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one share of common stock.

CUSIP No. 53567X101	13D	Page 2 of 10 pages

1.	Name of reporting person NAVER Corporation
2.	Check the appropriate box if a member of a group (see Instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see Instructions) WC, BK
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Korea

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 184,756,543 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 184,756,543
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 184,756,543
12.	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☒
13.	Percent of class represented by amount in Row (11) 73.5% (2)
14.	Type of reporting person (see Instructions) CO

(1)	The Issuer’s articles of incorporation provide that 100 shares constitute one “unit” of common stock. A shareholder of record is entitled to one vote per unit (100 shares) of common stock.
(2)	Based on a total of 251,301,642 shares. See Item 5 of this Schedule 13D.

CUSIP No. 53567X101	13D	Page 3 of 10 pages

Explanatory Note

This Amendment No. 3 to Schedule 13D is being filed by NAVER Corporation (“NAVER”) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D as filed by NAVER with the Securities and Exchange Commission (the “SEC”) on September 14, 2018, as amended by Amendment No. 1 to Schedule 13D filed by NAVER with the SEC on November 18, 2019 and Amendment No. 2 to Schedule 13D filed by NAVER with the SEC on December 23, 2019 (the “Initial Schedule 13D,” and as amended by this Amendment No. 3 to Schedule 13D, this “Schedule 13D”). This Schedule 13D relates to the shares of common stock, no par value (the “Shares”), of LINE Corporation (the “Issuer” or “LINE”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 2.	Identity and Background

The disclosure in Item 2 of the Initial Schedule 13D is hereby amended and restated as follows:

Schedule A referenced in Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety and replaced with Schedule A attached hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 3, 2020, NAVER J. Hub Corporation (“NAVER Purchaser”) received a debt commitment letter (the “Mizuho Commitment Letter”) from Mizuho Bank, Ltd. (“Mizuho”), pursuant to which and subject to the conditions set forth therein, Mizuho committed to provide a term loan facility in an aggregate amount of ¥100,000 million (the “Mizuho Loan Facility”) for NAVER Purchaser to finance the Tender Offer and the Take-Private Transaction and pay associated fees and expenses. On August 3, 2020, NAVER Purchaser also received a debt commitment letter (the “SMBC Commitment Letter,” and together with the Mizuho Commitment Letter, the “Debt Commitment Letters”) from Sumitomo Mitsui Banking Corporation (“SMBC”), pursuant to which and subject to the conditions set forth therein, SMBC committed to provide a term loan facility in an aggregate amount of ¥100,000 million (the “SMBC Loan Facility,” and together with the Mizuho Loan Facility, the “Debt Financing”) for NAVER Purchaser to finance the Tender Offer and the Take-Private Transaction and pay associated fees and expenses. On August 3, 2020, NAVER and NAVER Purchaser accepted such Debt Commitment Letters.

Although the Debt Financing is not subject to a due diligence condition, such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available. Availability of financing is not a condition to the Tender Offer. Other than as described below, NAVER or NAVER Purchaser currently does not have any plans or arrangements to finance or repay the Debt Financing.

Mizuho Loan Facility

The Mizuho Commitment Letter provides a summary of major terms and conditions of the Mizuho Loan Facility. The definitive loan agreement relating to the Mizuho Loan Facility has not been executed as of the date hereof and, accordingly, the actual terms of the Mizuho Loan Facility may differ from those described herein.

CUSIP No. 53567X101	13D	Page 4 of 10 pages

Mizuho’s commitment with respect to the Mizuho Loan Facility expires upon the earlier of (a) October 8, 2020 (or August 4, 2020 if the Tender Offer has not commenced by such date) and (b) the date of execution of the definitive loan agreement.

The Mizuho Loan Facility will consist of:

•	a tranche A facility of ¥35,000 million with a term of one year (“Mizuho Tranche A Facility”);

•	a tranche B facility of ¥35,000 million with a term of three years (“Mizuho Tranche B Facility”); and

•	a tranche C facility of ¥30,000 million with a term of five years (“Mizuho Tranche C Facility”).

Conditions. The availability of the Mizuho Loan Facility to fund the settlement of the Tender Offer is subject, among other things, to (i) the absence of an event of default under the Mizuho Loan Facility, (ii) the funding of an equal amount in loan(s) from the SMBC Loan Facility, (iii) the completion of the Tender Offer under applicable laws and regulations and (iv) the absence of a material adverse effect on the assets, management, financial or other condition or the future prospects of LINE and NAVER on a consolidated basis.

Interest Rate. Loans under the Mizuho Tranche A Facility and Mizuho Tranche B Facility are expected to bear interest at a rate equal to the Japanese yen TIBOR plus a spread of 0.65%. Loans under the Mizuho Tranche C Facility are expected to bear interest at a rate equal to the Japanese yen TIBOR plus a spread of 0.75%.

Prepayments and Amortization. NAVER Purchaser will be permitted to make voluntary prepayments, subject to payment of accrued interest and a break funding cost, provided that no break funding cost will be incurred if such voluntary prepayment is made on an interest payment date. NAVER Purchaser will also be subject to mandatory prepayments (i) if NAVER Purchaser sells or disposes of any Shares to a third party other than NAVER or any of its affiliates, in which case NAVER Purchaser must make prepayment of an amount equal to 50% of the proceeds therefrom less reasonable expenses, or (ii) if any of the Allotment Bonds held by NAVER is redeemed or otherwise acquired by LINE, in which case NAVER will contribute the proceeds therefrom to NAVER Purchaser and NAVER Purchaser must make prepayment of an amount equal to 50% of such proceeds less reasonable expenses; provided that the total amount of such mandatory prepayments under this clause (ii) will not exceed ¥35,000 million. There will be no amortization of the Mizuho Tranche A Facility or the Mizuho Tranche B Facility. NAVER Purchaser must repay ¥6,000 million in annual installments under the Mizuho Tranche C Facility regardless of the amount borrowed thereunder.

Guarantor. The obligations of NAVER Purchaser under the Mizuho Loan Facility will be guaranteed by NAVER.

Other Terms. The Mizuho Loan Facility will contain representations and warranties, affirmative and negative covenants, in each case consistent with documentation for transactions of this type.

SMBC Loan Facility

The SMBC Commitment Letter provides a summary of major terms and conditions of the SMBC Loan Facility. The definitive loan agreement relating to the SMBC Loan Facility has not been executed as of the date hereof and, accordingly, the actual terms of the SMBC Loan Facility may differ from those described herein.

SMBC’s commitment with respect to the SMBC Loan Facility expires upon the earlier of (a) October 8, 2020 (or August 4, 2020 if the Tender Offer has not commenced by such date) and (b) the date of execution of the definitive loan agreement.

The SMBC Loan Facility will consist of:

•	a tranche A facility of ¥70,000 million with a term of three years (“SMBC Tranche A Facility”); and

•	a tranche B facility of ¥30,000 million with a term of five years (“SMBC Tranche B Facility”).

CUSIP No. 53567X101	13D	Page 5 of 10 pages

Conditions. The availability of the SMBC Loan Facility to fund the settlement of the Tender Offer is subject, among other things, to (i) the absence of an event of default under the SMBC Loan Facility, (ii) the funding of an equal amount in loan(s) from the Mizuho Loan Facility, (iii) the completion of the Tender Offer under applicable laws and regulations and (iv) the absence of a material adverse effect on the assets, management, financial or other condition or the future prospects of LINE and NAVER on a consolidated basis.

Interest Rate. Loans under the SMBC Tranche A Facility are expected to bear interest at a rate equal to the Japanese yen TIBOR plus a spread of 0.700%, and loans under the SMBC Tranche B Facility are expected to bear interest at a rate equal to the Japanese yen TIBOR plus a spread of 0.800%; provided, however, that the base rate for the first interest calculation period will be SMBC’s offered rate for a one-month Japanese yen deposit determined on the commencement date of such period.

Prepayments and Amortization. NAVER Purchaser will be permitted to make voluntary prepayments, subject to payment of accrued interest and a break funding cost, provided that no break funding cost will be incurred if such voluntary prepayment is made on an interest payment date. NAVER Purchaser will also be subject to mandatory prepayments (i) if NAVER Purchaser sells or disposes of any Shares, ADSs, share options or convertible bonds of LINE to a third party other than NAVER or any of its affiliates, in which case NAVER Purchaser must make prepayment of an amount equal to 50% of the proceeds therefrom less reasonable expenses, or (ii) if any of the Allotment Bonds held by NAVER is redeemed or otherwise acquired by LINE, in which case NAVER will contribute the proceeds therefrom to NAVER Purchaser and NAVER Purchaser must make prepayment of an amount equal to 50% of such proceeds less reasonable expenses; provided that the total amount of such mandatory prepayments under this clause (ii) will not exceed ¥35,000 million. There will be no amortization of the SMBC Tranche A Facility. The SMBC Tranche B Facility will amortize yearly in equal installments.

Guarantor. The obligations of NAVER Purchaser under the SMBC Loan Facility will be guaranteed by NAVER.

Other Terms. The SMBC Loan Facility will contain representations and warranties, affirmative and negative covenants, in each case consistent with documentation for transactions of this type.

The description of the Debt Commitment Letters in this Item 3 is qualified in its entirety by reference to the complete text of the letters, which have been filed as Exhibit 99.8 and Exhibit 99.9 hereto, respectively, and each of which is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 3, 2020, NAVER, LINE, SoftBank and Z Holdings (collectively, the “Business Integration Parties”) entered into a business alliance memorandum of understanding (the “Business Alliance MOU”), pursuant to which the parties have agreed to implement information sharing, review, verification testing and discussion, in order to engage in joint business activities with respect to organizational restructuring, transfers of human resources, procurement of hardware, software, content and other infrastructure, and research and development, among others, subject to, and commencing on or after the date of, the completion of all required procedures under applicable competition laws and other applicable laws, and to the extent relevant to the business integration between the Issuer and Z Holdings as contemplated by the Transactions and the businesses which one or more of the Business Integration Parties’ groups conduct in Japan and as permitted by competition and other applicable laws. The description of the Business Alliance MOU in this Item 4 is qualified in its entirety by reference to the complete text of the Business Alliance MOU, a copy of which has been filed as Exhibit 99.10 hereto and which is incorporated herein by reference in its entirety.

Also on August 3, 2020, NAVER Purchaser and SoftBank commenced the Tender Offer. NAVER, NAVER Purchaser and SoftBank filed an amendment to Schedule TO, and NAVER, NAVER Purchaser, SoftBank and

CUSIP No. 53567X101	13D	Page 6 of 10 pages

LINE filed an amendment to Schedule 13E-3, each including a U.S. Offer to Purchase, which has been filed as Exhibit 99.11 hereto and incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety and replaced with the following:

(a)

As of the date hereof, NAVER beneficially owns 174,992,000 Shares, and together with the 9,764,543 Shares issuable upon the exercise of NAVER’s right to convert the Allotment Bonds based on the initial conversion price, NAVER would own an aggregate of 184,756,543 Shares, representing approximately 73.5% of the Issuer’s issued and outstanding Shares.

Mr. Hae Jin Lee, Global Investment Officer of NAVER and the chairman of the Issuer’s board of directors, beneficially owns 4,594,000 Shares, representing approximately 1.9% of the Issuer’s issued and outstanding Shares.

NAVER expressly disclaims beneficial ownership with respect to the Shares beneficially owned by Mr. Hae Jin Lee.

For purposes of this Schedule 13D, NAVER has assumed that the total number of the Issuer’s issued and outstanding Shares is 251,301,642 Shares, which consists of (i) 241,537,099 Shares outstanding (excluding treasury shares held by LINE) as of June 30, 2020 and (ii) 9,764,543 Shares issuable upon the conversion of the Allotment Bonds.

(b)	Number of Shares as to which NAVER has:

(i)	sole power to vote or to direct the vote:

184,756,543

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

184,756,543

(iv)	shared power to dispose or to direct the disposition of:

0

Number of Shares as to which Mr. Hae Jin Lee has:

(i)	sole power to vote or to direct the vote:

4,594,000

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

4,594,000

(iv)	shared power to dispose or to direct the disposition of:

0

CUSIP No. 53567X101	13D	Page 7 of 10 pages

(c)	Neither NAVER, nor to the best of NAVER’s knowledge, any of the persons identified on Schedule A attached hereto, has effected any transaction in the Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

The disclosure in Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 99.1*	Letter of Intent from NAVER Corporation and SoftBank Corp. to the board of directors of LINE Corporation, dated November 18, 2019.

Exhibit 99.2*	Memorandum of Understanding by and between NAVER Corporation and SoftBank Corp., dated as of November 18, 2019 (English translation).

Exhibit 99.3*	Memorandum of Understanding on Business Integration by and among NAVER Corporation, LINE Corporation, SoftBank Corp. and Z Holdings Corporation, dated as of November 18, 2019 (English translation).

Exhibit 99.4**	Business Integration Agreement by and among NAVER Corporation, LINE Corporation, SoftBank Corp. and Z Holdings Corporation, dated as of December 23, 2019 (English translation).

Exhibit 99.5**	Transaction Agreement by and between NAVER Corporation and SoftBank Corp., dated as of December 23, 2019 (English translation).

Exhibit 99.6**	Letter from Mizuho Bank, Ltd. to NAVER Corporation, dated December 18, 2019.

Exhibit 99.7**	Letter from Sumitomo Mitsui Banking Corporation to NAVER Corporation, dated December 19, 2019.

Exhibit 99.8	Commitment Letter by and among Mizuho Bank, Ltd., NAVER J. Hub Corporation and NAVER Corporation, dated August 3, 2020.

Exhibit 99.9	Commitment Letter by and among Sumitomo Mitsui Banking Corporation, NAVER J. Hub Corporation and NAVER Corporation, dated August 3, 2020.

Exhibit 99.10	Business Alliance Memorandum of Understanding by and among NAVER Corporation, LINE Corporation, SoftBank Corp. and Z Holding Corporation, dated as of August 3, 2020 (English translation) (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by NAVER Corporation, NAVER J. Hub Corporation and SoftBank Corp. with the SEC on August 3, 2020).

Exhibit 99.11	U.S. Offer to Purchase dated August 3, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by NAVER Corporation, NAVER J. Hub Corporation and SoftBank Corp. with the SEC on August 3, 2020).

*	Incorporated by reference to the exhibits to the Schedule 13D/A filed by NAVER with the SEC on November 18, 2019.
**	Incorporated by reference to the exhibits to the Schedule 13D/A filed by NAVER with the SEC on December 23, 2019.

CUSIP No. 53567X101	13D	Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2020

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer

CUSIP No. 53567X101	13D	Page 9 of 10 pages

SCHEDULE A

Directors and Executive Officers of NAVER Corporation

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Citizenship
Dae-Gyu Byun, Non-Executive Non-Independent Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chairman of the Board of Directors, NAVER Corporation • Chairman of the Board of Directors, Humax Co., Ltd. • Chief Executive Officer of Humax Holdings Co., Ltd.	Korea

Seongsook Han, Inside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative Director, President and Chief Executive Officer, NAVER Corporation	Korea

In-Hyuk Choi, Inside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chief Operating Officer, NAVER Corporation • Chief Executive Officer, Happybean Foundation	Korea

In-Moo Lee, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Outside Director and Member of Audit Committee, NAVER Corporation • Professor of Finance and Head of School of Management Engineering, KAIST	Korea

Ui-Jong Cheong, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Outside Director and Member of Audit Committee, NAVER Corporation • Partner, Bae, Kim & Lee LLC	Korea

Jun-Pyo Hong, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Outside Director and Member of Audit Committee, NAVER Corporation • Professor of Plastic Surgery, University of Ulsan College of Medicine; Surgeon, Asan Medical Center	Korea

CUSIP No. 53567X101	13D	Page 10 of 10 pages

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Citizenship

Do-Jin Jung, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea

•  Outside Director and Member of Audit Committee, NAVER Corporation

•  Professor of Accounting, School of Business Administration, Chung-Ang University

•  Member of International Public Sector Accounting Standards Board

Korea

Sang-Jin Park, Chief Financial Officer	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chief Financial Officer, NAVER Corporation	Korea

Sun-Joo Chae, Chief Communication & Culture Officer	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chief Communication & Culture Officer, NAVER Corporation	Korea

Hae Jin Lee, Global Investment Officer	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Global Investment Officer, NAVER Corporation	Korea

Seung-Un Kim, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Apollo CIC, NAVER Corporation	Korea

Joo-Kwan Kim, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Group& CIC, NAVER Corporation	Korea

Geon-Soo Lee, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Glace CIC, NAVER Corporation	Korea

Yoon-Sook Lee, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Forest CIC, NAVER Corporation	Korea

Kwang-Hyun Kim, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Search CIC, NAVER Corporation	Korea

Seok-Keun Chung, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Clova CIC, NAVER Corporation	Korea